SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN RETIREMENT VILLAS PROPERTIES II
(Name of Subject Company)

AMERICAN RETIREMENT VILLAS PROPERTIES II
(Name of Persons Filing Statement)

LIMITED PARTNERSHIP UNITS
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARV Assisted Living, Inc.
501 South Fourth Avenue, Suite 140
Louisville, KY 40202
(502) 719-1600
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person)

With a copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the subject company is American Retirement Villas Properties II, a California limited partnership (the “Partnership”), and the address of the principal executive offices of the Partnership is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The telephone number of the principal executive offices of the Partnership is (714) 751-7400.

     (b) Securities. The title of the classes of equity securities to which this statement relates are the limited partnership units of the Partnership (the “Units”). As of March 24, 2004, there were 35,020 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and address. The name, business address and business telephone number of the Partnership, which is the subject company of this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”), are set forth in Item 1 above.

     (d) Tender Offer. This Statement relates to the tender offer by ARVP III Acquisition, LP (“Acquisition Sub”), a California limited partnership wholly-owned, directly or indirectly, by ARV Assisted Living, Inc., a Delaware corporation and the general partner of the Partnership (the “General Partner”), disclosed in a Definitive Tender Offer Statement on Schedule TO, with exhibits, that Atria Senior Living Group, Inc., the General Partner and Acquisition Sub filed with the Securities and Exchange Commission (the “SEC”) on the date hereof (the “Schedule TO”). Acquisition Sub has offered (the “Offer”) to purchase all of the outstanding Units that the General Partner does not own at a price of $300 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement, filed as an exhibit to the Schedule TO and the related Agreement of Assignment and Transfer (which, as they may be amended or supplemented from time to time, together constitute the “Offer to Purchase”). In connection with the Offer, the General Partner and Acquisition Sub are also soliciting consents from limited partners to a proposed merger (the “Merger”) of Acquisition Sub with and into the Partnership after completion of the Offer, subject to the terms and conditions of the merger agreement relating to the Merger, and attached as an annex to the Offer to Purchase (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) all outstanding Units other than those held by the General Partner or Acquisition Sub, shall be converted into the right to receive $300 per Unit in cash at the effective time of the Merger, less the amount of certain distributions that may be made by the Partnership and (ii) all outstanding special limited partnership interests of the Partnership (the “SLP Interests”) would be converted into the right to receive $26,265 per SLP Interest in cash at the effective time of the merger, less the amount of certain distributions that may be made by the Partnership, subject to the terms and conditions of the Merger Agreement.

     The Offer to Purchase and related documents are being mailed to holders of Units concurrently with this Schedule 14D-9 and are filed as an Exhibit.

     The address of the principal executive offices of the General Partner is 501 South Fourth Avenue, Suite 140, Louisville, KY 40202 and the address of the principal executive offices of Acquisition Sub is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(d)	Conflicts of Interest.

(i)	The Offer.

     Acquisition Sub has commenced the Offer. The General Partner is the sole general partner and wholly-owns the limited partner of Acquisition Sub. Atria Senior Living Group, Inc. wholly-owns the General Partner. As the general partner and the holder of approximately 52.5% of the Units, the General Partner may have a conflict of interest with respect to the Offer.

     The General Partner is the general partner of the Partnership and the Partnership is therefore under the General Partner’s control. All of the Partnership’s activities are carried out by the General Partner’s employees, since the Partnership does not have any employees of its own. The directors and officers of the General Partner owe fiduciary duties to the General Partner. The General Partner, however, owes fiduciary duties to the Partnership and the limited partners of the Partnership (the “Limited Partners”) that may conflict with the fiduciary duties of its officers and directors to the General Partner or to the Partnership. Although the General Partner has employed an independent appraiser to assess the value of the Partnership’s properties, these conflicting fiduciary duties may prevent the General Partner from evaluating the Offer objectively and may cause the General Partner to take actions (or refrain from taking actions) and make decisions in connection with the Offer that may not be in the best interests of the Limited Partners. No independent committee of the Partnership or the General Partner has been appointed or retained to negotiate the terms of the Offer on behalf of the Limited Partners.

     The Partnership has in the past and is currently being represented by legal counsel who has also represented and is currently representing the General Partner and certain of its affiliates in various matters, and Limited Partners will not be represented by separate legal counsel. No provisions have been or will be made to allow Limited Partners to obtain legal representation at the expense of the Partnership in connection with the Offer.

     As an affiliate of Acquisition Sub, the General Partner will benefit from any future cash flow attributable to, and any future appreciation of, the Partnership’s properties with respect to any Units the General Partner (or its affiliate) purchases in the Offer.

(ii)	Compensation.

     The Partnership has no officers or directors. The Partnership is managed by the General Partner. The General Partner is compensated as set forth below.

     Acquisition Fees. A property acquisition fee of 2% of Gross Offering Proceeds (as defined in the Limited Partnership Agreement of the Partnership, effective February 9, 1988 (the “Partnership Agreement”)), is required to be paid for services in connection with the selection and purchase of assisted living communities (“ALCs”) and related negotiations. In addition, a development, processing and renovation fee of 5.5% of Gross Offering Proceeds is required to be paid for services in connection with negotiations for or the renovation or improvement of existing communities and the development, processing or construction of ALCs developed by the Partnership. There were no property acquisition, development, and renovation fees for the years ended December 31, 2003 and 2002.

     Rent-Up and Staff Training Fees. The General Partner receives rent-up and staff training fees of 4.5% of the Gross Offering Proceeds allocated to each specific acquired or developed ALC. Such fees are paid for services in connection with the opening and initial operations of the ALCs including, without limitation, design and implementation of the advertising, direct solicitation and other campaigns to attract residents and the initial hiring and training of managers, food service specialists, activities directors and other personnel employed in the individual communities. There were no rent-up and staff training fees for the years ended December 31, 2003 and 2002.

     Property Management Fees. A property management fee of 5% of gross revenues is required to be paid to the General Partner managerial services including general supervision, hiring of onsite management personnel employed by the General Partner, renting of units, installation and provision of food service, maintenance, and other operations. Property management fees for the years ended December 31, 2003 and 2002 were $1,223,000 and $1,168,000, respectively.

     Because the property management fee is payable without regard to whether particular properties are generating cash flow or otherwise benefiting the Partnership, a conflict of interest could arise in that it might be to the advantage of the General Partner that a property be retained or re-financed rather than sold. On the other hand, the General Partner may earn a real estate commission (as discussed below) on sale of a property, creating incentive to sell what might be a profitable property.

     Partnership Management Fees. A partnership management fee of 10% of cash flow before distributions is paid to the General Partner for implementing the Partnership’s business plan, supervising and management of the Partnership’s affairs including general administration, coordination of legal, audit, tax, and insurance matters. Partnership management fees for the years ended December 31, 2003 and 2002 were $194,000 and $248,000, respectively.

     Investments of Partnership Funds. The General Partner has authority to invest the Partnership’s funds in properties or entities in which it or any of its affiliates has an interest, subject to the terms of the Partnership Agreement. In any such investment, duplicate property management or other fees will not be permitted. The General Partner or any of its affiliates may, however, purchase property in their own names and temporarily hold title to facilitate acquisitions for the Partnership, provided that such property is purchased by the Partnership no greater than cost (including carrying costs) or if the purchase is from a joint venture, no more than the fair market value and as determined by independent appraisal. Pursuant to the Partnership Agreement, the General Partner will not commingle the Partnership’s funds with those of itself or any other person or entity.

     Conflicts of interest exist to the extent that properties owned or operated by the Partnership compete, or are in a position to compete, for residents, general managers or key employees with ALCs owned or operated by the General Partner and any of its affiliates in the same geographic area. Further conflicts of interest may exist if and to the extent that other affiliated owners of ALCs managed by the General Partner seek to refinance or sell at the same time as the Partnership.

     Sale of Partnership Projects. Under the Partnership Agreement, if the Partnership sells any of its senior citizen or other similar facilities, the General Partner may be entitled to receive a subordinated real estate commission. Under the Partnership Agreement, this commission may not exceed the lesser of (i) 50% of the amount customarily charged in arm’s lengths transactions by others rendering similar services as an ongoing public activity in the localities where the property is located (the “Competitive Real Estate Commission”) or (ii) 3% of the sales price of such property; provided that all real estate brokerage commissions or similar fees paid to all persons involved in the sale does not exceed 6% of the sales price or the Competitive Real Estate Commission. For the years ended December 31, 2003 and 2002, no real estate selling commissions were paid to the General Partner.

     Partnership Interest. The General Partner is generally entitled to be allocated 0.01% of the Partnership’s (i) profits and losses (other than cost recovery deductions) for financial statement and income tax purposes; and (ii) cash available for distribution from operations. The General Partner is also entitled to be allocated 0.01% of distributions upon any sale, refinancing or other disposition of the Partnership’s real properties (subject to adjustments for certain negative capital account balances), until the Limited Partners have received an amount equal to 100% of their capital contributions (less the amount of distributions received from a prior sale or financing) plus an amount ranging from 8% to 10% (depending upon the timing of the Limited Partner’s investment) of their capital contributions per annum, cumulative, but not compounded, from the date of each Limited Partner’s investment. The cumulative return is to be reduced, but not below zero, by the aggregate amount of prior distributions from all sources. Thereafter, distributions are made 15% to the General Partner and the special limited partners of the Partnership and 85% to the Limited Partners.

     Reimbursed Expenses & Credit Enhancement. The General Partner may receive fees for personal guarantees of loans made to the Partnership. All of the Partnership’s expenses are billed directly to and paid by the Partnership. The General Partner may be reimbursed for the actual cost of goods and materials obtained from unaffiliated entities and used for or by the Partnership. The General Partner will be reimbursed for administrative services necessary to the Partnership’s prudent operation, provided that such reimbursement is at the lower of its actual cost or the amount that we would be required to pay to independent parties for comparable administrative services in the same geographic location. The total reimbursements to the General Partner amounted to $11.6 million and $10.6 million for the years ended December 31, 2003 and 2002, respectively.

     Right to Indemnification. The Partnership Agreement provides that the General Partner and its affiliates will have no liability to any partner or the Partnership for losses suffered by the Partnership arising out of actions or inactions of the General Partner or its affiliates. This provision only applies if the General Partner has determined in good faith that the action or inaction was in the best interests of the Partnership and the General Partner and its affiliates have not been negligent or engaged in misconduct. The General Partner and its affiliates are similarly indemnified by the Partnership Agreement for losses suffered by them in connection with claims sustained by them in conjunction with the Partnership. No claims have been made for the years ended December 31, 2003 and 2002 or are contemplated by the Partnership under these provisions.

     Reference is hereby made to the Partnership Agreement filed as Exhibit (e), which is incorporated herein by reference and which qualifies in its entirety the information provided above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Solicitation or Recommendation. The Partnership is not making a recommendation and is unable to take a position with respect to the Offer.

     (b) Reasons. Although the Partnership believes that the Offer is fair to the Limited Partners, the Partnership is not making any recommendation to the Limited Partners as to whether they should tender their Units to Acquisition Sub because of the Partnership’s inherent conflict of interest. In addition, the terms of the Offer were established unilaterally by the General Partner and were not negotiated with the Partnership or any representative for the Limited Partners. The Limited Partners should make their own decision about whether to accept or reject the Offer only after consulting with their financial and tax advisors and considering carefully all information set forth or referred to in the Offer to Purchase.

     (c) Intent to tender. After reasonable inquiry, to the best of the Partnership’s knowledge, the General Partner is the only affiliate of the Partnership that owns Units. The General Partner owns approximately 35,020 Units and will not tender its Units pursuant to the Offer, because the Offer relates only to Units that the General Partner (and its affiliates) do not own.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or recommendations. Neither the Partnership nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to Unitholders on behalf of the Partnership with respect to the Offer.

     The General Partner has retained ACS Securities Services, Inc. as information agent and paying agent in connection with the Offer. The information set forth in the section of the Offer to Purchase entitled “OTHER MATTERS — Certain Fees and Expenses” is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (b) Securities Transactions. Neither the Partnership nor, to the best knowledge of the Partnership, any of the persons listed on Schedule I to the Offer to Purchase, any of the

Partnership’s affiliates, or any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Units within the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (d) Subject Company Negotiations. Except as described above or referred to herein, the Partnership is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Units by the Partnership, any subsidiary of the Partnership, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Partnership or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets of the Partnership or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     Except as described above or referred to herein, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     (b) Other Material Information. Reference is hereby made to the Offer to Purchase and the Agreement of Assignment and Transfer filed as Exhibits (a)(1)(A) and (a)(1)(B) which are incorporated herein by this reference in their entirety.

     This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 9. EXHIBITS

     The following exhibits are filed herewith:

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(B)	Agreement of Assignment and Transfer (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(C)	Consent Form (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(D)	Letter to Custodians and Brokers (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(E)	Letter to Unitholders (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(F)	Notice of Withdrawal from the Offer (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(G)	Notice of Hearing (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(3)	Offer to Purchase and Solicitation Statement (filed as Exhibit (a)(1)(A) above).
(e)	Limited Partnership Agreement, effective February 9, 1988 (filed as an exhibit to Post-Effective Amendment No. 2 to Form S-1 of the Partnership, filed with the SEC on May 3, 1989).
(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN RETIREMENT VILLAS PROPERTIES II, L.P.

	By:	ARV Assisted Living, Inc., its General Partner

	By:	/s/ MARK JESSEE

	Name:	Mark Jessee
	Title:	Chief Financial Officer

Dated: March 24, 2004

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(B)	Agreement of Assignment and Transfer (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(C)	Consent Form (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(D)	Letter to Custodians and Brokers (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(E)	Letter to Unitholders (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(F)	Notice of Withdrawal from the Offer (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(1)(G)	Notice of Hearing (filed as an exhibit to Amendment No. 2 to the Schedule TO of ARVP II Acquisition, LP, Atria Senior Living Group, Inc. and ARV Assisted Living, Inc. filed with the SEC on March 24, 2004).
(a)(3)	Offer to Purchase and Solicitation Statement (filed as Exhibit (a)(1)(A) above).
(e)	Limited Partnership Agreement, effective February 9, 1988 (filed as an exhibit to Post-Effective Amendment No. 2 to Form S-1 of the Partnership, filed with the SEC on May 3, 1989).
(g)	Not applicable.